Filed by Umpqua Holdings Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Umpqua Holdings Corporation
Commission File No.: 001-34624
Date: October 12, 2021

The following is a preliminary transcript of a joint conference call held by Umpqua Holdings Corporation and Columbia Banking System, Inc. on Tuesday, October 12, 2021 at 8:30 a.m. EST to discuss the entry into a definitive merger agreement by and among Umpqua Holdings Corporation, Columbia Banking System, Inc., and Cascade Merger Sub, Inc.

Executives
Clint E. Stein - CEO, President & Director
Cort Lane O’Haver - CEO, President & Non-Independent Director
Jacquelynne Bohlen - Head of Investor Relations
Ronald L. Farnsworth - Executive VP & CFO
Analysts
Brandon Thomas King - Associate
David John Chiaverini - Senior Analyst
David Pipkin Feaster - Research Analyst
Jared David Wesley Shaw - MD & Senior Equity Analyst
Jeffrey Allen Rulis - Senior VP & Senior Research Analyst
Jon Glenn Arfstrom - MD of Financial Services Equity Research & Analyst
Matthew Timothy Clark - MD & Senior Research Analyst

Presentation Operator
Good morning, and welcome to our investor call to discuss the combination between Columbia Banking System and Umpqua Holdings Corporation. [Operator Instructions] At this time, I would like to introduce Jackie Bohlen, Investor Relations Director for Umpqua to begin the conference call.

Jacquelynne Bohlen
Thank you, Erica. Good morning, everyone, and thank you for joining us today on our joint Columbia Banking System and Umpqua Holding Corporation Conference Call. This morning, our banks jointly issued a press release announcing our planned combination. We have also prepared a slide presentation, which we will refer to during today's discussion. Both materials have been posted on our respective website, columbiabank.com and umpquabank.com in the Investor Relations section.

With me today are Clint Stein, President and CEO of Columbia; Cort O'Haver, President and CEO of Umpqua; Ron Farnsworth, Chief Financial Officer of Umpqua; and Aaron Deer, Chief Financial Officer of Columbia. Following our prepared remarks, we will take your questions.

During today's call, we will make forward-looking statements, which are subject to risks and uncertainties and are intended to be covered by the safe harbor provisions of federal securities laws. a list of factors that may cause actual results to differ materially from expectations, please refer to Slide 1 of the investor presentation as well as the disclosures contained within our SEC filings.

I will now turn the call over to Cort O'Haver, President and CEO of Umpqua.

Cort Lane O’Haver
Okay. Good morning, and thank you, Jackie. We appreciate everyone joining us today on such short notice, and we're excited to share the details of the strategic partnership with you. This morning, Columbia and Umpqua announced the agreement to combine to create the West Coast leading regional bank. After I give an overview of the transaction, Clint will detail the strategic rationale behind our partnership and the significant opportunities to provide to all stakeholders. Then Ron will walk us through the expected earnings accretion and other financial benefits.

Beginning on Slide 2 in the investor deck, you can see at a high level the few reasons why we're so excited. Our combined company will be a top 30 institution nationally with more than $50 billion in pro forma assets that enhance balance sheet and significant synergy opportunities. Together, we will have increased scale throughout the West Coast with a footprint across desirable driving markets. We are also combining highly complementary business models that each bank brings significant commercial and retail banking talent and offerings to the table. We are confident that joining our franchises together will enable us to generate organic loan growth funded by low-cost deposits at a broader scale than we are able to deliver individually.

In addition, we are not only combining complementary businesses, we are combining complementary cultures. Umpqua and Columbia are both people first organizations with unwavering commitments to supporting our associates, customers and communities, and we will build on these shared values as one company. With our enhanced scale, stronger and more diversified business model and improved profile, we expect this combination to be substantially accretive to both Umpqua and Columbia's earnings. This accretion drives improved profitability metrics and meaningful excess capital generation, which will support future strategic investments, continued community support and increased shareholder value over time.

Now I would like to hand it over to Clint to discuss in more detail the compelling merits of our combination and the opportunities it will create.

Clint E. Stein
Thank you, Cort, and good morning, everyone. I share Cort's enthusiasm on what we are going to build together. As you've heard me say many times before, the criteria we consider in any merger are that it makes financial sense for our shareholders, is complementary to our business model and it's culturally compatible. This combination is very consistent with those criteria.

Our teams have a long history of collaborating with one another on industry, market, social and technical trends. During the initial phase of the pandemic, Cort and I worked jointly on such occasions, which laid a solid foundation for our relationship. We both quickly realize that we care about the same banks. We're deeply passionate about being a premier, employee-centric workplace focused on exceeding client expectations while delivering top-tier financial results for our shareholders.

Looking to Slide 3, you can see the incredibly balanced aspect of the combination. While Columbia will be the legal acquirer with Umpqua Holdings Corporation merging into the Columbia banking system, Umpqua will be the accounting acquirer. As part of the all-stock transaction, Umpqua shareholders will receive a fixed exchange ratio of 0.5958 of the share of Columbia stock for each Umpqua share. Following the deals close, Umpqua shareholders will own 62% of the combined companies and Columbia shareholders will own 38%. The holding company, which will retain the Columbia name and shared under the Columbia ticker will be headquartered in Tacoma, Washington and the bank's subsidiary, which will operate under the Umpqua bank name, will be headquartered in the greater Portland, Oregon area.

Under the new leadership structure, I will serve as CEO and Cort will be Executive Chair. Ron will serve as CFO, and Chris Merrywell and Tory Nixon will serve as bank- level President for Consumer Banking and Commercial Banking, respectively. Craig Eerkes, Columbia's current Chairman, will serve as Lead Independent Director, and the 14-member Board will be evenly split between the 2 companies. We expect to close the transaction in mid-2022, subject to approval from both companies' shareholders and customary regulatory approvals.

Slide 4 provides additional details on the new executive management team, which will be formed by Columbia and Umpqua leaders. Cort and I are thrilled with the way this group work together during the [indiscernible], and given our key bench talent, we're very excited about the leadership of our combined company.

I'd like to take moments have announced a substantial integration experience highlighted on this slide. This is a group of people that successfully executed significant number of transactions over the past 20-plus years, and many of these integrations were completed at our respective organizations. This track record, coupled with a deep knowledge of our overlapping markets and cultural compatibility, gives me the utmost confidence that our team will execute a seamless integration.

Turning to Slide 6. You can see the tremendous scale this combination will create. The pro forma institution occupies a notably higher market share position, and we're number one when you narrow the group down to independent franchises focused on the West Coast. We are creating a $50 billion-plus bank funded by the profit portfolio that is 44% noninterest-bearing. Our desirable footprint, expanded balance sheet and combined product offerings provide tremendous opportunities for future success.

Moving on to Slide 7, and a deeper dive into the complementary nature of our businesses, this is a combination of 2 banks that are more similar than they are different, yet the partnership provides an enhanced foundation to drive value beyond the form of our individual parts. Our pro forma franchise solidifies our position as a leading regional bank on the West Coast, expanding our combined presence in thriving Western markets. Importantly, our larger balance sheet will also enable us to deepen product relationships and leverage our scale and strategic technology infrastructure to develop and enhance even more competitive offerings to support our customers. The table on the right highlights some of the expertise Columbia and Umpqua bring to the table. We've identified multiple niches and business lines where one bank specialization creates the opportunities and to expand and enhance the other's existing capabilities.

Take corporate and small business lending, for example. Our combined company will benefit from Columbia's small business acumen and Umpqua's corporate banking success. This is just 1 example of how we can leverage each bank's competitive proficiencies to create accelerated expansion of our combined franchise. There are many other examples, including opportunities to diversify the go-forward organization's capabilities like expanding Columbia's healthcare banking expertise to Umpqua, and Umpqua equipment leasing aptitude to Columbia. I want to reiterate the financial metrics played out in this presentation do not include any revenue synergies, but it is clear there is notable potential to realize these [indiscernible] bits down the line.

Slide 8 and 9 highlights our diversified pro forma loan and deposit portfolios, which will create significant opportunities to fund growth and provide resiliency through economic cycles. Though our pro forma loan portfolio is deeply commercial in nature, given 81% exposure, our pro forma deposit portfolio is more evenly split with retail at 52% of balances. A stable, low-cost core deposit base provides us with a tremendous competitive advantage.

Our scale will provide us with the flexibility to increase investments to build on our already strong technology infrastructure. We start our partnership with a robust foundation given each organization's investments of people and funds into providing a contemporary array of [ technology ]. We are truly excited about the opportunities ahead as we leverage our scale and enhance profitability to expand our delivery platform and capabilities to benefit current and future customers.

As an example, our data and analytics capabilities will provide our bankers with more sophisticated insights to support our customers while creating significant efficiency across our business. We recognize that continuing to accelerate our innovation will be critical to maintaining and growing market share in the dynamic and rapidly changing banking industry.

While we are excited about the growth opportunities ahead, what initially brought Cort and me together is that we saw 2 organizations with truly shared values and complementary cultures. At our heart, both Columbia and Umpqua are community-rooted businesses that focus on putting people first. We expect to not only continue this commitment as a shared organization but to build on it. As an even stronger company with enhanced offerings, we'll be able to support our customers and communities while creating new and exciting opportunities for our employees.

We are committed to empowering our teams to go above and beyond for our customers and to find new opportunities for us to grow and support our communities to make them better places to live, learn and work. Our commitment to our communities go beyond just close to do business with, we're focused on doing our part to support those who seek to protect change around us. And in that spirit, Columbia and Umpqua will together contribute $20 million to the charitable foundation of the combined company following the close of the transaction, which demonstrate our combined increased support for our views.

Before I hand the call over to Ron to provide detail on the financial impact of the transaction, I want to take a moment to reiterate the robust nature of our collaborative due diligence process. I'm not going to walk through the individual points on Slide 13, but I will say that as our discussions and diligence progress, this process reinforces our confidence that we will work very well together. Columbia and Umpqua are aligned in terms of our cultures, our credit philosophies, our focus on relationship banking, our dedication to the communities we serve and our focus on creating value for our shareholders. We have experienced integration teams that are laser focused on the seamless combination of our respective organizations, and I expect a smooth transition to as we create the leading West Coast regional bank.

And with that, I'll turn the call over to Ron.

Ronald L. Farnsworth
All right. Thank you, Clint, and good morning, everyone. I'm going to walk through the key deal-related financial assumptions, which are laid out on Slide 14. Based on the pro forma Umpqua ownership side of 62%, Columbia's balance sheet will be subject to fair value accounting. And Slide 18 in the appendix will walk you through the calculation of transaction consideration for accounting purposes. While we are using consensus estimates for Columbia and Umpqua, we expect to realize approximately $135 million in pretax savings, which effects to 12.5% of the combined managed expense run ratre based on 2022 meeting and annual assessments once we are fully integrated.

I also want to highlight that Umpqua mentioned a cost saving target, which we have outlined previously in presentations and on coal, we're taking into consideration and are separate from our cost savings level in this [indiscernible], as they will be largely realized ahead of the transaction since at close. I'll also note the pro forma financial metrics throughout this presentation assumes fully phased-in cost savings in 2023 for illustrative purposes. But currently, we expect the [indiscernible] savings to phase in 66% in 2023 and 100% thereafter.

As for [indiscernible] remarks, revenue synergies are expected, but they are not modeled. We expect onetime deal-related costs of $236 million on a pretax basis, which includes a $20 million foundation contribution.

At Slide 18 is the [indiscernible] detail of these costs already included in our pro forma book calculation outflows, though we expect the timing of actual charges to range from pre-close through 2023 and related to integration. The credit market split at 35% for purchase credit deteriorated, or PCD loans, and 65% for non-PCD loans, which adds to a $160 million total lifetime loss estimates, representing 1.48% of Columbia's work zones and 1x Columbia's [indiscernible]. We anticipate a Day 2 CECL reserve of 1x non-PCD credit mark. [indiscernible] as with yield remitted costs, this $104 million spent is reflected in our pro forma capital calculations highlighted on Slide 18.

Additional fair value marks include a $76 million write-up for a rate premium on the gross loan portfolio, a $4 million write-down on other maturity series, an amortization of the unrealized gain on available for sale securities of $54 million post-tax, which equates to $72 million on a pretax basis. This has no impact on tangible common equity closed. We've also removed the deferred rate forward gain of $17 million. And additionally, there is a $20 million estimated fair value mark on owned real estate. The core deposit intangible is estimated at 65 basis points of Columbia's core deposit balance of $17 billion, and we expect limited deposit divestiture.

As you can see on Slide 15, these assumptions combined the 23% GAAP and 25% core cash EPS accretion for Columbia, an 8% GAAP and 11% core cash accretion for Umpqua in 2023, using fully phased in cost savings expectations for illustrative purposes. The supporting map is provided on Slide 19 in the appendix. We expect a 5.9% tangible book dilution and an earn back period of 2.6 years based on the cost of our method. We will have a robust capital position at closing and a healthy amount of excess capital generation to support future growth and provide additional flexibility for shareholder return.

Slide 16 and 20 in the appendix detailed pro forma tangible book and capital ratio calculation. I'll now turn the call back over to Cort.

Cort Lane O’Haver
Okay. Thank you, Clint and Ron, for your comments. As Clint went over in detail, this combination will create a stronger franchise position to grow and win in our markets. Together, Columbia and Umpqua will solidify our placement with a leading West Coast regional bank with significant scale and unmatched footprint in the markets in which we operate. A robust balance sheet encompasses a top-tier funding profile and diversified loan portfolio across commercial and retail to fuel strategic technology investments and truly unlock the power of our bankers to deliver enhanced solutions to customers.

We will do so while remaining true to our core values focused on supporting our communities and empowering our employees and customers. With enhanced profitability, significant synergy opportunities and a strong platform for growth, we also expect to create meaningful value for our shareholders over time.

And with that, we will now open up the floor to your questions.

Question and Answer

Operator
[Operator Instructions] Your first question comes from Jared Shaw with Wells Fargo.

Jared David Wesley Shaw
Congratulations on the deal. I'm guessing you had to sleep over at the at the office to get a 5:30 call together in the morning. We appreciate the early call.

Maybe just first question, could you -- this is a unique structure. Can you share with us how the deal came together, and why the structure is as it is with COLB being the legal acquirer?

Cort Lane O’Haver
Jared, of course, let me start with how it came together and then maybe I'll jump it to Ron for structure. So as Clint mentioned, Clint and I -- we've gotten to know each other over the last 2 years. But obviously, the 2 companies competed against one another and operate from a lot of the same communities and have been for many, many years. So we're very, very familiar with one another.

In fact, we share a lot of employees back and forth over certainly my 11 years in Umpqua bank. So as Clint mentioned last year during the pandemic, I'll give a specific example of where, in my mind, is the cultures of these 2 companies have solidified the fact that this will be the premier West Coast commercial bank. I don't even know if I pull Clint, the level of detail I'm going to tell you here. If an opportunity -- or an opportunity come up last year, the state of war again, to provide $500 to every Oregon residents. And they call them -- we had a 2-week window. They called me originally to provide this cash to Oregon residents. And because of our retail footprint in the State of Oregon, and we're an Oregon-based imported bank, -- it became obviously pretty quickly. We didn't serve every community that was in dire need of these funds. And so I called Clint. Clint and I have spent a lot of time when the pandemic first rolled out, making sure that in our retail deliveries, specifically, we're operating with the health and safety of our employees and also making sure we are serving and to share ideas all the time.

But when I made that phone call to Clint, we -- I think we had 3 or 4 days to actually get that process done. I won't get into the complexity of whatever struck like -- try to get $500 of let's say Oregon's money out to the right appropriate people at Oregon. But the most compelling thing that I've never felt quite good about, I did call a larger institution, a top 10 bank and a quite a few smaller independent banks with the same request: Can you help me serve communities? And with the exception of [indiscernible], they all turned it down. They did not see the value in providing -- and it was complicated. It was going to take some gray matter and some flexibility to figure out how to do this. And COLB jumped in with both feet, and we were able to provide those funds to participants in the state of Oregon very quickly.

At that point, even though these 2 companies that have only served for quite a while, became obvious to me, and I'm a big cultured guy and I know COLB is, but you're going to combine 2 companies and really this is a combination, you better stand for the same values. And as convinced at that time, this is probably like summer of last year, but if there was a way to get these 2 companies together and create the West Coast largest regional bank, this was the combination.

So from my perspective, as much as I have admired Columbia and our Board has admired Columbia, in my 11 years at the bank, that was the linchpin from I don't know, Clint, if you want to add your perspective to that.

Clint E. Stein
I thought it was your first call, Cort. Yes. But no, I mean, I do remember when Cort made that call and there wasn't a doubt in my mind that if we could help our communities, we're willing to do that. And I think part of the reason that we were able to jump in with both feet is our teams collaborated for years.

In my various roles here at Columbia, I remember going back to Chase, Visa litigation reserve issue and then FDIC Baxter County and our teams and myself included, collaborated very, very frequently during that time. So when Cort says that we have been serious competitors, but we've also have come together to help one another. And that's, I guess, when we really realized that we're more similar than what the market perception is seeing.

Cort Lane O’Haver
Jared, let's -- let Ron explain a little bit of the complexity of the way we put the companies together.

Ronald L. Farnsworth
Yes, Jerry, good morning this is Ron. Not to get into the completely go the way of [indiscernible] 5. But I mean this really is a combination. And I think when you look through the to fixed accounting considerations for the general accounting considerations, it really just simply comes down to the relative voting rights of the respective [indiscernible] at the [indiscernible] NED level. So another 62%, 38% ownership mix, roughly 60%, that's 30% of on the sector. The combination [indiscernible] basically means to [indiscernible] the fair value will be applied to the company balance sheet. And hopefully, what we've laid out on Slide 18, including the upper right corner, you'll get [indiscernible] consideration to [indiscernible].

Jared David Wesley Shaw
Great. And then just second question, I guess, is looking at the commercial platform, this really seems to extend the Umpqua commercial platform and accelerate, Cort what you are all, have been trying to do. I guess, how much did that play into the deal, the ability to get deeper, faster on the C&I side?

Cort Lane O’Haver
Yes. It clearly accelerates our core strategy of and Colombia as an exceptional commercial lending reputation, and we're building one. And I think it's a combination of Columbia's commercial reputation and probably our more retail reputation -- even though the banks are commercial banks. I mean consent really well. We are more similar than what the market has perceived this as, I think it accelerates both companies as we move forward. So that was also a significant reason why -- in putting these 2 companies together.

Jared David Wesley Shaw
Great. Congratulations

Operator
Your next question comes from the line of Matthew Clark with Piper Sandler.

Matthew Timothy Clark
I noticed in the deck that you guys don't anticipate any kind of divestitures. But can you speak to your sense in talking to the regulators about the timing of the close, given kind of increased scrutiny around larger deals? And how -- I assume you run the HHI and everything, so I assume there's not going to be anything, any surprises there. But just any commentary around your conversations with the regulators and getting the deal closed and the timing around it.

Clint E. Stein
Matt, this is Clint. On Ron's prepared remarks, he did make a comment that we expect limited deposit divestitures. We've done some preliminary analysis. It's -- we don't expect it to be really a material number by any means, but there likely will be a small handful of divestitures as a result of HHI issues. But that work's ongoing at this point.

Matthew Timothy Clark
Okay. And then just on the cost saves, can you give us a sense for where those are coming from kind of legacy, COLB legacy, Umpqua, -- how much of that $14 million after tax, what's the split like between the two organizations?

Clint E. Stein
Matt, as we said during our prepared remarks and some of our responses to Jared, this truly is a combination. And a lot of work on the cost saves, we're very confident in that number. But a lot of that is going to be very [indiscernible] in detail and it's not necessarily paid for one organization or the other. It's going to be what's the best go forward for the combined company. So that's our mindset.

So we -- I can't really give you a percentage of 38% from 1 company and -- but we'll provide more clarity on that as we get a little bit closer to our anticipated close. And that's the one piece of your prior question, I didn't respond to. Yes, there's a backlog right now, as I said, on approvals of this nature. So we expect that it will be a longer approval process in what we just went through with our Bank of Commerce Holdings approval that went very quickly. And that's why we're anticipating a mid-2022 close for this. I don't know, Ron, if you have anything you want to add on the cost saves?

Ronald L. Farnsworth
I know that within the deck also to the lay out some of the mid'22 close, we'll be looking to sequentially integration in early '23, and then just a matter of the timing. So from a savings standpoint, we expect that to feather in roughly 1/4 in '22 upwards 2/3 in '23 and then fully realized thereafter. And -- but again, [indiscernible] that gives me to proceed.

Matthew Timothy Clark
Okay. And then last one for me. I think this will likely come as a surprise to most this deal just knowing that Columbia was more focused on smaller fill-in deals and the Umpqua being more focused on what was a much larger pipeline of late, the big buyback and obviously, getting the Next Gen 2.0 savings out. I guess why did both sides feel the need to combine here and kind of maybe just a little bit more background on when and why this came about.

Clint E. Stein
Well, Matt, before I pass it over to Cort, I don't think either organization felt the need to do this. I think we saw the opportunity, and that opportunity started with Cort picking up the phone and calling me to say, what do you think about this? And I said how about -- let's spend a little bit of time together, and I don't know what to think about it.

And as we had that first meeting, it became very clear how similar we are and -- and that's where the opportunity for what we could create for all of our stakeholders and we touched on those. Our employees is more for advancement development opportunities for them, a broader array of products and technology to support our clients, deeper support in our communities.

In particular, we're in a lot of rural communities and we're there together. This will give us paying power in those communities and then the shareholder returns that we've modeled. And once again, that's with new revenue synergies are pretty exceptional and compelling. So that's why I think it's an opportunity. It wasn't borne out of me. Cort, if you want to add your perspective?

Cort Lane O’Haver
Yes. I think, Matt, Clint said it very, very well. Neither Columbia or Umpqua have to do this. But for all the reasons that [indiscernible] just mentioned, there's never a perfect time one way or the other. But clearly, as you get to know an individual in the company, you realize just on previous points, the similarities in how we can truly scale up, make deeper investments and more relevant customer solutions, continue to differentiate and do that at scale and know that the cultures of companies, which we'll keep saying that we're cultured here on this call extensively because it truly is one of the leading indicators of something like -- how something like this will be successful. And when you get a further more in-depth view, both Cort and my company and vice versa, I think it's for us to become obvious that we can create a great company together.

Operator
Your next question comes from the line of Jon Arfstrom with RBC Capital Markets.

Jon Glenn Arfstrom
Congratulations. A couple of questions for you. Slide 7, you talked about some of the overlap and synergies that you have more products, larger balance sheet, broader opportunities. Can you talk a little bit about what you're thinking on revenue synergies and what's possible? I know it's not baked in, but maybe the top couple of categories.

Clint E. Stein
Hold on, I'm pulling up the slides here. I'll start with a couple that from the Columbian perspective, something that we've made a lot of great progress on in recent years is our mortgage banking and [indiscernible] was lending. And we're very proud of what our team has built, but it fails in comparison to the machine that Umpqua has built.

And layering that across our combined customer base gives there's additional opportunities for, I guess, diversification in that fee -- that line of business. And also it reduces the concentration of that. I think on a pro forma basis, Ron, you got the number, that 16% or something, the mortgage making fees should represent?

Ronald L. Farnsworth
Yes, so pro forma looking out over the [indiscernible] forecast for the next year, 1.5 years, you're talking probably 10% [indiscernible]

Clint E. Stein
And then an example that I had in my prepared remarks was taking our health care platform, something that we've done for nearly 15 years, and it's done very well high- performing portfolio and niche for us. We took that to the next level with the national platform that came over through the Pacific Continental deal. But now being a $50- plus billion organization with the presence from the Canadian border to the Mexican border really gives us an opportunity to take that another step for [indiscernible]. And those are just 2 examples. There's others that are out there, but I'll step back and see if Cort, you have something you want to add.

Cort Lane O’Haver
And then let me throw in to -- Columbia does an exceptional job of small business lending. And we've also got FinPac leasing, which is really a small ticket leasing company that's highly successful for us. I think we acquired it 7, 8 years ago. They serve a small business market. And the opportunity to combine us at a very efficient delivery of leasing products is that small business lending platform that Clint and his team got praises as an extraordinary leverage opportunity.

Clint just mentioned, another one. We now as a commercial bank and small business, middle market and corporate lending, we've got the entire stack on the commercial and lending side. And as companies grow through businesses to middle market businesses to corporate businesses, those companies can grow within our balance sheet. So we don't -- aren't faced with them getting too big for our institution and having to go to a competitor to get that service.

So we're really thrilled about being able to provide that continuing care, if you will, as a C&I or a real estate customer goes through their growth process. And I think that provides us an exceptional opportunity to leverage both balance sheets.

Jon Glenn Arfstrom
Okay. Okay. Good. A couple more things here. Can you talk about the naming differences and some of the challenges there? I know you both have strong brands. But it seems that we're going to be using a couple of different names. Can you talk about that a bit?

Clint E. Stein
Well, I'll start, and -- with that. In the spirit of this being a combination we really wanted to find a way that kept the brand and the legacy that we've both built over many decades alive. And I can share with you that there wasn't any contentious negotiations or anything of that. It's just -- was clear to us that we had a pathway to be able to keep the Columbia name and the Umpqua name relevant, and that's probably a little different.

We tops for about 30 seconds about whether we create a new brand, and that was a very short conversation because we have 2 very strong brands, and we found a way that we'll be able to continue both of those forward under 1 umbrella of leadership.

Ronald L. Farnsworth
Straight. 100% agree.

Jon Glenn Arfstrom
Okay, that's cool probably wouldn't do it, so I understand. Two more topics here on capital. On Slide 20, you have a lot of excess capital, and I think you've both maybe view the stocks attractively. But what's your plan in near to medium term in terms of repurchase activity?

Clint E. Stein
Well, yes, a question about repurchase activities. So definitely quite a bit of excess capital generation. For the time being though, obviously, through -- from announcement through the lease share of our repurchase plan, we wanted to show the impact of this company on the accretion as presented within the deck. But that save us that be it repurchase and/or dividend, the go-forward Board will have quite a bit of excess capital generation to utilize, to provide returns to shareholders, and then nothing's then decided at this point. And that will be the most [indiscernible] of the close.

Jon Glenn Arfstrom
Okay. So on pause until the shareholder vote that makes sense. Okay. Then last thing, Ron, maybe for you, I'm less familiar with your balance sheet, but Columbia is very asset sensitive. Can you touch a little bit about the asset sensitivity of Umpqua and how levered you are to higher rates?

Ronald L. Farnsworth
Yes. Umpqua is asset sensitive. I'd say slightly less so there than Columbia, but probably in the 50% to 60% range that you are to use on the [indiscernible] basis just compared to the disclosure stats.

Operator
Your next question comes from the line of Jeff Rulis with D.A. Davidson.

Jeffrey Allen Rulis
Just a question on maybe the thoughts on your growth rate of the combined franchise tracking the banks independently. But thinking about as you put the balance sheet together and the markets which you -- it sounds like limited divestiture. But if you think about loan growth and what you think the combined franchise would do.

Cort Lane O’Haver
Well, I'll go Jeff. We're starting -- I'm going to speak about Umpqua and then, I'll let Clint jump in on the back end. As we come through the back end of the pandemic and you see the markets that we operate continue to open up. And clearly, we're not seeing what I do consider fully functional, back to normal. Businesses of all kinds operating where they want to operate.

We're extremely enthusiastic and optimistic about the growth potentials, and certainly Umpqua and I think of the combined or organization. So we're in great markets. Certainly, we are now in all of the markets in the West Coast, that shows their most significant ability to grow, both now, I'll call late pandemic and then post pandemic.

I couldn't be more pleased with where we're positioned both geographically and it's just a sheer size. So Cool.

Clint E. Stein
And the only thing I'll add to that is that we'll continue to keep our bankers focused externally and on the right activities. And we've seen great momentum the past year in terms of opportunities for taking market share. We get a little more uptake in line utilization, some of those things.

And then I think another area where there will be some lift in terms of how it translates into bottom line loan growth is as we scale our hold levels to the size that is appropriate for the combined company, a lot of the things that we're participating now, they're laying off to other banks. We'll stay fully in-house on our balance sheet and better hope that adds to the totals as well.

Jeffrey Allen Rulis
Okay. So it sounds like -- I understand that we're sort of emerging through the pandemic and the historical growth rates, it's kind of mid is high single digits for both. And that expectation, not by putting forecast out there, but that seems doable on the combined platform.

Cort Lane O’Haver
We're enthusiastic.

Jeffrey Allen Rulis
Fair enough. Fair enough. Just switching gears, maybe just a question on the technology platform and the conversion there. If you could just briefly kind of touch on the respective platforms and how the -- how you see that come together.

Obviously, technology for both has been a big initiative. But really, as we think about the core back office and as that comes together, who do you -- is it on the upload backbone? Or maybe you could just touch on that, that would be helpful.

Clint E. Stein
Well, you have 2 CEOs and 2 CFOs here, and we'll probably completely butcher this response because the folks in that are putting the system together and evaluating and have done, hundreds of hours of work over the past 6 weeks or so aren't in the room with us. But I think the easiest way to sum it up is that while we both had advanced significantly in technology, we had some gaps. Not huge gaps, but we had things that on our check plans as we were each working to cover and those gaps are complementary.

So as we look at our systems, Umpqua's core is benchmarked to $100 billion, our 16 benchmark is $50 billion. So -- that's probably the first decision. But then when we look at things like our treasury management platform, our CRM systems, we're on the same consumer online banking platform. So we're excited about that. That will be an easy decision on which we'll stay with.

So it really is another example of just how complementary those organizations are to one another. The one thing that I'll add, and I'll step back and see if Cort and Ron have anything that they want to add is that we're totally focused on this integration that we've taken 2 executives from each company and we put into, I guess it launches today, the [indiscernible] integration. And there were 4 execs -- between our 2 companies, they're going to have the resources and ability to make sure that this integration goes flawlessly.

Cort Lane O’Haver
So Jeff, Cort here from -- my, I think, Clint nailed that I was delighted as we got into more of the detailed B, D to C that Columbia, probably lean more into the commercial side of technology. Not to say we weren't leaning in, and we probably leaned into the retail side. So much like Clint indicated, there's another complementary combination there with where we were investing our dollars. And so I think there's great opportunities to leverage on like the technology, but the potential revenue opportunities that can be gained from using those technologies made for each other's companies. So just another great example of creating the West's leading regional bank.

Operator
Your next question comes from the line of Brandon King with Truist Securities.

Brandon Thomas King
Good morning. So I wanted to touch on the cost savings. Is there a combined branch count implied in those cost savings? Is there a number on that?

Cort Lane O’Haver
Brandon, it's Cort. So I mean there is -- I don't know what slide it was in the deck, but there's obviously a significant branch overlap between the 2 companies. And I think both companies have shown -- the great discipline in the way we look at consolidating operations from these independent companies. And then combined as we move forward after close and looking at opportunities to consolidate.

We've got quite a few stores that sit almost directly across the street from one another. But we'll use the same discipline that we've employed. I think since I've been CEO, I'm [indiscernible] almost 100 stores -- And so we will continue to use that discipline as we move forward.

Clint E. Stein
Well, I'll just add that part of that, we've got a long-standing approach to looking at how we rationalize our retail network as well. And I think both companies have a track record of being able to largely view those types of consolidation, and cover any result in -- reduction in conditions through attrition. But I think that's the biggest opportunity that we have here is that as we look at those and identify the specific consolidation that we're going to be able to largely handle that to attrition.

Jeffrey Allen Rulis
And then lastly, I just wanted to touch on technology. I know Umpqua has the go-to banker app and the digital strategy. So I was wondering if that with the combined entity, would that be expanded or cross-sold with Columbia's customers?

Cort Lane O’Haver
Yes. So Ben, it's Cord. Yes, we're excited about leveraging to go to. We were in the process of looking at additional features we were adding to go to. And then using the small business platform was another vertical insight go-to kind of its genesis as we continue to bolt-on features. So yes, we're pretty excited about the ability, not only on the retail side, consumer side, but also small business.

Operator
[Operator Instructions] Your next question comes from the line of David Chiaverini with Wedbush Securities.

David John Chiaverini
A couple of questions for you, starting with expenses. Are you able to comment looking out when we're fully normalized, whether it's 2024 or what have you on the efficiency ratio, is mid-50s reasonable, or high 50s a more reasonable assumption as you look out?

Ronald L. Farnsworth
This is Ron. And looking out a couple of years from that standpoint -- from that standpoint, I'd say it's going to be in that range. Again, based off consensus, all that longer term we won't be dependent upon which of the rates moved, et cetera. But nonetheless, we we're fully complying our ability to achieve these savings we've laid out here and looking at the accretion over the next 2 years.

David John Chiaverini
And then shifting to fee income. I was wondering, are there any fee income opportunities that one organization can bring to together, whether it's mortgage banking or anything else?

Cort Lane O’Haver
Yes. I think -- yes, I think there are several. I think there's -- what I mentioned on one of our earlier responses is being able to take the home lending activities of Umpqua and layer those across the legacy Columbia customer base.

I think that another thing that we haven't probably zeroed in on is our wealth management platform. We've got a full-service wealth management group, and that group continues to do great things. And then having them have access to this [indiscernible]. It is very exciting, and we think that, that will be a next level type opportunity for the wealth management platform.

Operator
Your next question comes from the line of David Feaster with Raymond James.

David Pipkin Feaster
What a deal, congrats guys. These types of transactions, obviously, it's financially compelling, but they can be tough from a cultural and a personnel perspective. And it's encouraging to hear how close the cultures are aligned, and it was still important when you guys were working through the transaction. And you both have a lot of M&A experience. It seems like a lot of thought was put into splitting the branding and the Board.

I'm just curious what are the guardrails or strategies that you may have put in place to help retain top talent and ensure a seamless integration of the 2 banks with limited disruption? And I guess, as we look at the several other banks that we've seen go through these types of deals, what do you see is the biggest hurdle or challenge that you all are going to be facing as you go through this deal?

Cort Lane O’Haver
Well, David, there's a lot to that. So you must not have slept last night after you raised that.

David Pipkin Feaster
I know.

Cort Lane O’Haver
Sorry. I was just rather see them in the [indiscernible].

David Pipkin Feaster
But it will be both.

Clint E. Stein
I think that as we have gone through kind of looking at all the opportunities that are in front of us, we're not -- not even enough to take that our competitors are already picking up the phone and soliciting our clients and our bases.

But as we have started to share this news and prior to this morning, it's a very, very small group that was under the tent on this, as people begin to process this they get very excited. And what we're creating is something that hasn't existed in our market for 25 years. It's something that I think -- I think Frank said it best, Frank Namdar at Umpqua. And he said, this is going to be the place where everybody wants to work and everybody wants to bank. And that's our goal.

Now we know that there will be challenges. But for those that are put to challenge, we're going to create a unified company to give them access to enhanced professional development. They're not going to have to worry about their clients outgrowing them. We're not going to have to worry about holding back deal size. And I think it's going to be a place for our employees life that's going to thrive the I'm looking over to see if anybody shakes their head "No" at me, but we don't have the [indiscernible] in the room. But we didn't model revenue synergies. And when you look at the shareholder value creation that we have modeled, I do think those revenue synergies are going to come into play.

And that's not only going to reward our shareholders, but it's also going to help us continue to be the outstanding corporate citizens that we have both been in our communities. I think Cort probably got something he wants to add.

Cort Lane O’Haver
No, I was going to drop the mic. I thought that was a great answer.

David Pipkin Feaster
Well, that's helpful. Thanks again, guys. Congrats on the deal.

Operator
And at this time, there are no further questions. I'll turn the call back to the speakers for any closing remarks.

Clint E. Stein
Thank you, Erica. I'd like to express on behalf of Cort and myself, our appreciation to our respective teams, for all the hard work and the due diligence efforts and the input on how we're going to all work together to create exceptional outcomes for all of our stakeholders.

We firmly believe our combination will create a leading West Coast regional bank. Our customers will continue to receive great service with an enhanced product offering. Our employees will have expanded growth opportunities within a larger organization. Our deep commitment to supporting our communities will continue, and we believe that this combination will benefit our shareholders with enhanced returns and superior capital generation.

Thank you for your interest and attendance today. This will conclude the call. Goodbye.

Operator
Thank you for participating. You may disconnect at this time.

FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Umpqua Holdings Corporation (“Umpqua”) and Columbia Banking System, Inc. (“Columbia”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. All statements other than statements of historical fact, including statements about beliefs and expectations, are forward-looking statements.

Forward-looking statements may be identified by words such as “expect,” “anticipate,” “believe,” “intend,” “estimate,” “plan,” “target,” “goal,” or similar expressions, or future or conditional verbs such as “will,” “may,” “might,” “should,” “would,” “could,” or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: changes in general economic, political, or industry conditions; the magnitude and duration of the COVID-19 pandemic and its impact on the global economy and financial market conditions and Umpqua’s and Columbia’s respective businesses, results of operations, and financial condition; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve Board or the effects of any declines in housing and commercial real estate prices, high or increasing unemployment rates, or any slowdown in economic growth particularly in the western United States; volatility and disruptions in global capital and credit markets; movements in interest rates; reform of LIBOR; competitive pressures, including on product pricing and services; success, impact, and timing of Umpqua’s and Columbia’s respective business strategies, including market acceptance of any new products or services and Umpqua and Columbia’s ability to successfully implement efficiency and operational excellence initiatives; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations; changes in laws or regulations; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement to which Umpqua and Columbia are parties; the outcome of any legal proceedings that may be instituted against Umpqua or Columbia; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all; changes in Umpqua’s or Columbia’s share price before closing, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Umpqua and Columbia do business; certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Umpqua and Columbia successfully; the dilution caused by Columbia’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Umpqua and Columbia. Additional factors that could cause results to differ materially from those described above can be found in Umpqua’s Annual Report on Form 10-K for the year ended December 31, 2020 and its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on Umpqua’s investor relations website, www.umpquabank.com, under the heading “Financials,” and in other documents Umpqua files with the SEC, and in Columbia’s Annual Report on Form 10-K for the year ended December 31, 2020, its Quarterly Reports on Form 10- Q for the three-month periods ended March 31, 2021 and June 30, 2021, which are on file with the SEC and available on Columbia’s website, www.columbiabank.com, under the heading “Financial Information” and in other documents Columbia files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Umpqua nor Columbia assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction (the “Transaction”), Columbia will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Umpqua and Columbia and a Prospectus of Columbia, as well as other relevant documents concerning the Transaction. Certain matters in respect of the Transaction involving Umpqua and Columbia will be submitted to Umpqua’s and Columbia’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Umpqua and Columbia, without charge, at the SEC’s website, www.sec.gov. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Umpqua Holdings Corporation, Attention: Andrew Ognall, One SW Columbia Street, Suite 1200, Portland, OR 97204, 503-727-4100 or to Columbia Banking System, Inc., Attention: Investor Relations, P. O. Box 2156, MS 3100, Tacoma, WA 98401-2156, 253-471-4065.

PARTICIPANTS IN THE SOLICITATION

Umpqua, Columbia, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Umpqua and Columbia in connection with the Transaction under the rules of the SEC. Information regarding Umpqua’s directors and executive officers is available in Umpqua’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on March 5, 2021, and other documents filed by Umpqua with the SEC. Information regarding Columbia’s directors and executive officers is available in Columbia’s definitive proxy statement relating to its 2021 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2021, and other documents filed by Columbia with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus relating to the Transaction. Free copies of this document may be obtained as described in the preceding paragraph.